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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                                 Amendment No. 2

                               ZAPATA CORPORATION
                                (Name of Issuer)

                               ZAPATA CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.25 per share
                         (Title of Class of Securities)

                                   989070 503
                      (CUSIP Number of Class of Securities)

                           Joseph L. von Rosenberg III
        Executive Vice President, General Counsel and Corporate Secretary

                               ZAPATA CORPORATION
                         1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                January 14, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)





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ITEM 8.           ADDITIONAL INFORMATION.

         Item 8 to this Schedule 13E-4 is hereby supplemented to include the following additional information.

         On February 14, 1997, the Company received a letter from Michael E. Heisley, Sr. proposing that Mr. Heisley or a company he controls would acquire any or all (but not less than 50.1%) of the outstanding shares of the Company's Common Stock for a purchase price of $5.50 per share. In order to allow time to evaluate Mr. Heisley's proposal, the Company has extended the expiration date of the Offer to 5:00 p.m., Eastern Time, on Monday, March 3, 1997. Copies of the letter from Mr. Heisley and the press release issued by the Company relating to the receipt of the letter and the extension of the Offer are included as Exhibits 99.3 and 99.4 to this Amendment No. 2.

         A hearing in the Delaware Court of Chancery on a motion by a stockholder to enjoin the consummation of the Offer that had been scheduled for February 18, 1997, has been postponed.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         The following additional exhibits are filed with this amendment.

99.2 Answer filed by Ronald C. Lassiter, Robert V. Leffler and Zapata Corporation in response to Complaint for Injunctive Relief filed by Hawley Opportunity Fund against Malcolm I. Glazer, Avram A. Glazer, Ronald C. Lassiter, Robert V. Leffler and Zapata Corporation in the Court of Chancery of the State of Delaware, New Castle County.

99.3     Letter dated February 14, 1997 from Heico Acquisitions to the Company.

99.4 Press release dated February 17, 1997 announcing receipt of the letter from Heico Acquisitions filed as Exhibit 99.3 hereto and the extension of the expiration date of the Offer.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: February 18, 1997              By:      /s/ Joseph L. von Rosenberg III

                                               -------------------------------
                                               Executive Vice President,
                                                General Counsel and
                                                Corporate Secretary




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                                  EXHIBIT INDEX

99.2 Answer filed by Ronald C. Lassiter, Robert V. Leffler and Zapata Corporation in response to Complaint for Injunctive Relief filed by Hawley Opportunity Fund against Malcolm I. Glazer, Avram A. Glazer, Ronald C. Lassiter, Robert V. Leffler and Zapata Corporation in the Court of Chancery of the State of Delaware, New Castle County.

99.3     Letter dated February 14, 1997 from Heico Acquisitions to the Company.

99.4 Press release dated February 17, 1997 announcing receipt of the letter from Heico Acquisitions filed as Exhibit 99.3 hereto and the extension of the expiration date of the Offer.